October 28, 2005


Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:      Reality Wireless Networks, Inc.
         File Reference No. 333-128029


We were previously the independent registered public accounting firm for Reality Wireless Networks, Inc. and under the date of February 15, 2005, we reported on the financial statements of Reality Wireless Networks, Inc. as of September 30, 2004 and for the year then ended. On October 20, 2005, we resigned as the independent registered public accounting firm. We have read Reality Wireless Networks, Inc.'s statements included in Item 4.01 as it pertains to Salberg & Company, P.A. on the Form 8-K dated October 20, 2005 of Reality Wireless Networks, Inc. to be filed with the Securities and Exchange Commission and we agree with such statements.


Very truly yours, SALBERG & COMPANY, P.A.


Scott D. Salberg, CPA, CVA
For the Firm